650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY ZSCALER, INC.: ZS-0001

February 16, 2018

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Mengyao Lu
Stephen Krikorian

Re:	Zscaler, Inc.
Registration Statement on Form S-1
File No. 333-223072

Ladies and Gentlemen:

On behalf of Zscaler, Inc., a Delaware corporation (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-223072), confidentially submitted to the Commission on August 25, 2017, as revised on October 2, 2017 and December 11, 2017, and publicly filed on February 16, 2018 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 16, 2018	BY ZSCALER, INC.: ZS-0001

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company advises the Staff that on February 15, 2018, representatives of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, the lead underwriters for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipate that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”). Prior to February 15, 2018, the underwriters did not deliver the Preliminary Price Range for the initial public offering. The Company supplementally advises the Staff that, before commencing marketing efforts for the Company’s initial public offering, the Company may elect to effect a reverse stock split; however, no decision with regards to any such potential reverse stock split has been made as of the date hereof. In the event the Company elects to effect a [***]-for-[***] reverse stock split, on a post-split basis the Preliminary Price Range would be $[***] to $[***] per share.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors. Further, while the Company expects to implement a reverse stock split and reflect such split in a subsequent amendment to the Registration Statement, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

The Company supplementally advises the Staff that the Company’s board of directors determined that the fair value of its common stock for awards granted on December 21 and December 29, 2017, was $5.76 per share. At the time of the grants on December 21 and December 29, 2017, the Company’s board of directors carefully considered all relevant information available to it, including the most recent valuation report of its third-party independent valuation firm (the “Valuation Report”), the Valuation Report concluded that, as of October 31, 2017, the fair market value of the Company’s common stock was $5.76 per share, which is $[***] per share [***] the bottom of the Preliminary Price Range. The board of directors determined that there were no material changes in the Company’s business between October 31, 2017 and the grant dates of December 21 and December 29, 2017, or in the assumptions upon which the Valuation Report was based, that affected the fair value of its common stock as of such grant dates.

The sections captioned “Stock-Based Compensation” and “Common Stock Valuations” on pages 95 through 98 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement include a detailed explanation of the factors considered by the Company in determining the fair value of its common stock. Each time the Company’s board of directors has granted options, it has granted those options with an exercise price

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 16, 2018	BY ZSCALER, INC.: ZS-0001

intended to be equal to the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Company’s board of directors to make complex and subjective judgments. In doing so, the Company’s Board considered both the income approach and market approach valuation methodologies used in the Valuation Report.

For purposes of determining the fair value of the Company’s common stock for the grants made in December 2017, the resulting equity value computed after application of the income approach and market approach valuation methodologies was allocated to each class of stock using an option pricing model and probability-weighted expected return method. The Valuation Report performed as of October 31, 2017 incorporated a near-term initial public offering (“IPO”) scenario, weighted at 75.0%, a delayed IPO scenario, weighted at 15.0%, and a non-IPO scenario, weighted at 10.0%. The Valuation Report also reflected a 10.0% discount for lack of marketability. The Valuation Report then weighted the value of the common stock under the probability-weighted expected return method at 90.0% and the value of common stock sold in recent secondary sales transactions among unrelated buyers and sellers at 10.0% (the “Secondary Sale Weighting”). The primary reason of applying a lower weightage to such recent secondary sale transactions was that the volume of such transactions was not representative as compared to our total shares outstanding. Without applying the discount for lack of marketability, and weighting the completion of a near-term IPO scenario at 100%, the fair value of the Company’s ordinary shares on October 31, 2017 would have been (after applying the Secondary Sale Weighting, as described above), $[***], which is $[***] per share [***] the midpoint of the Preliminary Price Range.

As detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Company’s board of directors consists of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available on the dates of grant, including the Valuation Report.

* * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
February 16, 2018	BY ZSCALER, INC.: ZS-0001

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me at (650) 320-4597 or mbaudler@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Jagtar S. Chaudhry, Zscaler, Inc.
Remo Canessa, Zscaler, Inc.
Robert Schlossman, Zscaler, Inc.
Raj S. Judge, Wilson Sonsini Goodrich & Rosati, P.C.
Lianna C. Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew S. Williamson, Cooley LLP
Charles S. Kim, Cooley LLP
Dave Peinsipp, Cooley LLP